Exhibit 12.1

Advance Auto Parts, Inc.
Statement Regarding Computation of Ratio of Earnings to Fixed Charges
In Thousands, Except Ratio Data

	Fiscal Year (1)
	2010	2009	2008	2007	2006
Earnings:
Earnings Before Income Taxes	$557,055	$431,655	$380,692	$382,634	$369,915
Add: Fixed Charges	177,045	165,557	169,559	154,043	142,023
Less: Capitalized Interest	(854)	(186)	(2,062)	(1,384)	(821)
Adjusted Earnings	$733,246	$597,026	$548,189	$535,293	$511,117

Fixed Charges:
Interest Expense (2)	27,715	23,523	35,791	36,193	36,813
Portion of rent estimated to represent interest	149,330	142,034	133,768	117,850	105,210
Total Fixed Charges	$177,045	$165,557	$169,559	$154,043	$142,023

Ratio of Earnings to Fixed Charges	4.1	3.6	3.2	3.5	3.6

(1) Our fiscal year consists of 52 or 53 weeks ending on the Saturday nearest December 31st. All fiscal years presented are 52 weeks, with the exception of Fiscal 2008 which consisted of 53 weeks.
(2) Including amortization of debt discount and debt issuance costs.